U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Registration No. 333-81502

FORM N-14

REGISTRIATION STATEMENT UNDER THE SECURITIES ACT OF 1933

|_| Pre-Effective Amendment No.          |X|Post-Effective Amendment No. 1

AEGON/Transamerica Series Fund, Inc.

(Exact name of Registrant as specified in Charter)

Area Code and Telephone Number:

(800) 851-9777
570 Carillon Parkway
St. Petersburg, Florida 33716-1202

(address of Principal Executive Offices) (Zip Code)

John K. Carter, Esq.
AEGON/Transamerica Series Fund, Inc.
570 Carillon Parkway
St. Petersburg, Florida 33716

(Name and address of agent for service)

_________________

Registrant has registered an indefinite number of shares of its common stock pursuant to Rule 24f-2 under the Investment Company Act of 1940, as amended. Accordingly, no filing fee is being paid at this time.

AEGON Balanced

This Post-Effective Amendment consists of the following:

(1) Facing Sheet of the Registration Statement

(2)     Part C to the Registration Statement (including signature page).

Parts A and B are incorporated herein by reference from the Registration Statement on Form N-14 (File No. 333-81502) filed on February 28, 2002.

This Post-Effective Amendment is being filed solely to file as Exhibit 12 to this Registration Statement on Form N-14, the final tax opinion.

PART C: OTHER INFORMATION

Item 15. Indemnification

Reference is made to the Registrant’s By-Laws and Section VI. .

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the “Securities Act”), may be permitted to Directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant understands that in the opinion of the Securities and Exchange Commission (“SEC”) such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a Director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such Director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Item 16. Exhibits

1.	Articles of Incorporation and all amendments are incorporated herein by reference to the Registrant’s Registration Statement on Form N-1A (File No. 33-507), as filed with the SEC.

2.	(a) Amended and Restated By-Laws are incorporated herein by reference to the Registrant’s Registration Statement on Form N-1A (File No.33-507), as filed with the SEC.

3.	Not applicable.

4.	Form of Agreement and Plan of Reorganization is incorporated by reference to the Registrant’s Registration Statement filed on Form N-14 (File No. 333-81502) as filed with the SEC on February 28, 2002.

5.	Trustees/Directors Deferred Compensation Plan is incorporated herein by reference to the Registrant’s Registration Statement on Form N-1A (File No. 33-507), Amendment No. 23 as filed with the SEC on April 19, 1996.

6.	(a) Form of Investment Advisory Agreement is incorporated herein by reference to the Registrant’s Registration Statement on Form N-1A (File No. 33-507), Amendment No. 36 as filed with the SEC on April 27, 1999. (b) Form of Sub-Advisory Agreement is incorporated herein by reference to the Registrant’s Registration Statement on Form N-1A (File No. 33-507), Amendment No. 36 as filed with the SEC on April 27, 1999.

7.	Distribution Agreement is incorporated herein by reference to the Registrant’s Registration Statement on Form N-1A (File No. 33-507), Amendment No. 36 as filed with the SEC on April 27, 1999.

8.	Trustees/Directors Deferred Compensation Plan is incorporated herein by reference to the Registrant’s Registration Statement on Form N-1A (File No. 33-507), Amendment No. 23 as filed with the SEC on April 19, 1996.

9.	Custodian Agreement is incorporated herein by reference to the Registrant’s Registration Statement on Form N-1A (File No. 33-507), Amendment No. 26 as filed with the SEC on December 26, 1996.

10.	12b-1 Plan is incorporated herein by reference to the Registrant’s Registration Statement on Form N1-A (File No. 33-507), as filed with the SEC.

11.	Opinion and Consent of John K. Carter, Esq., is incorporated by reference to the Registrant’s Registration Statement filed on Form N-14 (File No. 333-81502) as filed with the SEC on February 28, 2002.

12.	Opinion of Sutherland Asbill & Brennan LLP with respect to tax matters is filed herewith.

13.	Not Applicable.

14.	Consent of Independent Certified Public Accountant is incorporated by reference to the Registrant’s Registration Statement filed on Form N-14 (File No. 333-81502) as filed with the SEC on February 28, 2002.

15.	Not Applicable.

16.	Powers of Attorney for the Registrant are supported herein by reference to the Registrant's Registration Statement filed on Form N1-A (File No. 33-507).

17.	(a) Form of voting instruction form is incorporated by reference to the Registrant’s Registration Statement filed on Form N-14 (File No. 333-81502) as filed with the SEC on January 28, 2002.
(b) The Registrant’s Annual Report, dated December 31, 2000, is incorporated herein by reference.
(c) Prospectus and Statement of Additional Information of ATSF, dated May 1, 2001, as amended, are incorporated herein by reference to the Registrant’s Registration Statement filed on Form N-14 (File No. 333-81502) as filed with the SEC on January 28, 2002.
(d) The Registrant’s Semi-Annual Report dated June 30, 2001 is incorporated herein by reference.
(e) N/A
(f) N/A

Item 17. Undertakings

(1)	The undersigned Registrant agrees that prior to any public reoffering of the securities registered through the use of a prospectus which is a part of this Registration Statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act, the reoffering prospectus will contain the information called for by the applicable registration form for reofferings by persons by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(2)	The undersigned Registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as a part of an amendment is effective, and that, in determining any liability under the 1933 Act, each post-effective amendment shall be deemed to be a new registration statement for the securities offered therein, and the offering of the securities at the time shall be deemed to be the initial bona fide offering of them.

SIGNATURES

As required by the Securities Act of 1933, this Registration Statement has been signed on behalf of the Registrant in the City of St. Petersburg and the State of Florida on the 2nd day of May, 2003.

AEGON/Transamerica Series Fund, Inc. /S/ BRIAN C. SCOTT Brian C. Scott* President and Chief Executive Officer

As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

/S/ JOHN R. KENNEY	May 2, 2003
Chairman of the Board
John R. Kenney

/S/ BRIAN C. SCOTT	May 2, 2003
President & Chief Executive Officer
Brian C. Scott*

/S/ LARRY NORMAN	May 2, 2003
Executive Vice President & Director
Larry Norman

/S/ PETER R. BROWN	May 2, 2003
Vice Chairman - Peter R. Brown *

/S/ CHARLES C. HARRIS	May 2, 2003
Director - Charles C. Harris*

/S/ RUSSELL A. KIMBALL, JR	May 2, 2003
Director - Russell A. Kimball, Jr. *

/S/ WILLIAM W. SHORT, JR	May 2, 2003
Director - William W. Short, Jr

/S/ JANICE B. CASE	May 2, 2003
Director - Janice B. Case *

/S/ LEO HILL	May 2, 2003
Director - Leo Hill

/S/ DANIEL CALABRIA	May 2, 2003
Director - Daniel Calabria

/S/ KIM D. DAY	May 2, 2003
Treasurer and Principal Financial Officer
Kim D. Day

/S/ JOHN K. CARTER
* Signed by John K. Carter
as Attorney-in-fact

EXHIBIT INDEX

Exhibit No. Description

12 Opinion of Sutherland Asbill & Brennan LLP as to tax matters

EXHIBIT 12

Opinion of Sutherland Asbill & Brennan LLP as to tax matters

As of April 26, 20021

Board of Directors
AEGON/Transamerica Series Fund, Inc.
570 Carillon Parkway
St. Petersburg, Florida 33716

Ladies and Gentlemen:

        This letter responds to your request for our opinion concerning the federal income tax consequences of (i) a transfer of all the assets of the AEGON Balanced portfolio (the “Target Portfolio”) of AEGON/Transamerica Series Fund, Inc. (the “Fund”) to the Transamerica Value Balanced portfolio (the “Acquiring Portfolio”) of the Fund in exchange for shares of the Acquiring Portfolio and the assumption by the Acquiring Portfolio of certain specified liabilities of the Target Portfolio and (ii) the liquidation of the Target Portfolio. In rendering our opinion, we have relied solely on the representations set forth below and on the facts, summarized below, contained in the following documents: (a) the Agreement and Plan of Reorganization adopted by the Fund on behalf of the Target Portfolio and the Acquiring Portfolio (the “Plan of Reorganization”) and (b) the Form N-14 Registration Statement of the Fund.

Summary of Relevant Facts

        The Fund is a Maryland corporation registered as a diversified open-end management investment company under the Investment Company Act of 1940, as amended (the “1940 Act”). The Fund comprises several separate investment portfolios and issues separate classes of shares of stock representing ownership interests in each of those portfolios. Among the portfolios of the Fund are the Acquiring Portfolio and the Target Portfolio. Shares of the Acquiring Portfolio and the Target Portfolio are not available for purchase by members of the general public, but are available for purchase only by insurance companies and their separate accounts as the underlying investment medium for owners (the “Policyowners”) of variable annuity contracts and variable life insurance policies (collectively, the “Contracts”).

        AEGON/Transamerica Fund Advisers, Inc. is the investment adviser for both portfolios. The sub-adviser for the Target Portfolio is AEGON USA Investment Management, Inc., but the Portfolio is managed by Michael Van Meter of VMF Capital, LLC. The sub-adviser for the Acquiring Portfolio is Transamerica Investment Management, LLC.

        The Acquiring Portfolio and the Target Portfolio have similar investment objectives. The Target Portfolio seeks preservation of capital, reduced volatility, and superior long-term risk-adjusted returns. To pursue this objective, it invests primarily in common stocks of large companies, U.S. treasury obligations, investment grade corporate bonds, and convertible securities using a top-down investment strategy to find investments that fit a value criteria. The Acquiring Portfolio seeks preservation of capital and competitive investment returns. To pursue this objective, it invests primarily in income-producing common and preferred stocks, U.S. treasury obligations, and covered call and put options and employs a bottom-up screening process to identify undervalued investments.

        The sub-adviser for the Target Portfolio has notified the Board of Directors of the Fund (the “Board”) that it intends to terminate its sub-advisory services effective April 30, 2002. Upon notice, the Board determined that it would be in the best interests of the shareholders of both the Acquiring Portfolio and the Target Portfolio for those two portfolios to be combined and operated as a single portfolio. The Board believes that such a combination has the potential of improving the performance and reducing the overall operating expenses of the two portfolios. Accordingly, the following Agreement and Plan of Reorganization has been approved by the Board:

    (i)        immediately prior to the close of business on the closing date for the Reorganization (the “Closing Date”), the Target Portfolio will, if applicable, declare and pay to its shareholders one or more dividends or distributions, which together with all previous dividends will have the effect of distributing to Target Portfolio shareholders all the Target Portfolio’s previously undistributed investment company taxable income, if any, for fiscal or taxable periods ending on or prior to the Closing Date (computed without regard to any deduction for dividends paid), its net exempt-interest income for fiscal or taxable periods ending on or prior to the Closing Date, and all its previously undistributed net capital gain realized in fiscal or taxable periods ending on or prior to the Closing Date (after reduction for any capital loss carried forward);

    (ii)        on the Closing Date, all the assets of the Target Portfolio will be transferred to the Acquiring Portfolio in exchange for shares of the Acquiring Portfolio and the assumption by the Acquiring Portfolio of certain specified liabilities of the Target Portfolio. The aggregate value of the Acquiring Portfolio shares to be issued in this exchange will be equal to the value of the net assets transferred (computed using the valuation procedures set forth in the Fund’s then-current prospectus and statement of additional information);

    (iii)        as soon as conveniently practicable after the Closing Date, the Target Portfolio will distribute the Acquiring Portfolio shares received by it pursuant to the Plan of Reorganization to its shareholders pro rata in proportion to their respective interests;[2] and

(iv) the Target Portfolio will be completely liquidated.

        The steps discussed in paragraphs (ii), (iii), and (iv) above are referred to herein collectively as the “Reorganization.”

Representations

        Our opinion is conditioned upon the accuracy of the following representations as of the Closing Date, which representations have been certified to us by an authorized officer of the Fund:

    (a)        The Fund is registered with the Securities and Exchange Commission under the 1940 Act as an open-end management investment company, and each of the Target Portfolio and the Acquiring Portfolio (1) operates as a separate open-end management investment company and (2) is taxable as a separate corporation for federal income tax purposes by reason of section 851(g).3

    (b)        Each of the Target Portfolio and the Acquiring Portfolio qualified for treatment as a regulated investment company under section 851 (a “RIC”) for its most recent taxable year and intends to qualify as such for its current taxable year (including the Target Portfolio’s last short taxable period ending on the Closing Date). Following completion of the Reorganization, the Acquiring Portfolio intends to continue to qualify as a RIC within the meaning of section 851 for all subsequent taxable years.

    (c)        The fair market value of the shares of the Acquiring Portfolio stock to be received by each shareholder of the Target Portfolio will be approximately equal to the fair market value of the shares of the Target Portfolio surrendered in exchange therefor.

    (d)        The Acquiring Portfolio will acquire at least 90 percent of the fair market value of the net assets and at least 70 percent of the fair market value of the gross assets held by the Target Portfolio immediately prior to the Reorganization. For purposes of this representation, amounts used by the Target Portfolio to pay its reorganization expenses and all redemptions and distributions (except for (1) redemptions in the ordinary course of the Target Portfolio’s business as an open-end investment company as required by section 22(e) of the 1940 Act pursuant to a demand of a shareholder and (2) regular, normal dividends) made by the Target Portfolio immediately prior to the transfer will be included as assets of the Target Portfolio held immediately prior to the Reorganization.

    (e)        There will be no Target Portfolio shareholders entitled to appraisal rights as a result of the Reorganization, no cash will be paid to the shareholders of the Target Portfolio in lieu of fractional shares, and no cash or property other than the Acquiring Portfolio shares will be received by or distributed to the shareholders of the Target Portfolio in the Reorganization.

    (f)        Neither the Acquiring Portfolio nor any person related to the Acquiring Portfolio has any plan or intention to redeem (or acquire) any of the Acquiring Portfolio stock issued in the Reorganization except under its legal obligations under section 22(e) of the 1940 Act.

    (g)        Following the Reorganization, the Acquiring Portfolio may sell up to 50 percent of the assets of the Target Portfolio acquired in the Reorganization. Otherwise, the Acquiring Portfolio has no plan or intention to sell or otherwise dispose of any of the assets of the Target Portfolio acquired in the Reorganization, except for dispositions made in the ordinary course of its business as an open-end investment company. The Acquiring Portfolio will reinvest the proceeds from the sale of any assets of the Target Portfolio acquired in the Reorganization consistent with its investment objectives and policies.

    (h)        The Target Portfolio’s liabilities to be assumed by the Acquiring Portfolio (if any) were incurred by the Target Portfolio in the ordinary course of its business and are associated with the assets to be transferred.

    (i)        The Acquiring Portfolio, the Target Portfolio, and the shareholders of the Target Portfolio will pay their respective transaction expenses.

    (j)        There is no intercorporate indebtedness between the Acquiring Portfolio and the Target Portfolio.

    (k)        The fair market value of the assets of the Target Portfolio to be transferred in the Reorganization to the Acquiring Portfolio will exceed the sum of the liabilities to be assumed by the Acquiring Portfolio (if any).

    (l)        The total adjusted basis of the Target Portfolio assets transferred to the Acquiring Portfolio will equal or exceed the sum of the liabilities (if any) to be assumed by the Acquiring Portfolio pursuant to the Reorganization.

    (m)        The Target Portfolio will distribute to its shareholders the shares of the Acquiring Portfolio it receives pursuant to the Reorganization.

    (n)        As of the Closing Date, the Target Portfolio will cease to be a going concern except for completion of the transactions contemplated pursuant to the Plan of Reorganization. Following the final liquidating distribution, the Target Portfolio will not retain any assets and will be dissolved.

    (o)        In contemplation of the Reorganization, the Target Portfolio has not disposed, and will not dispose, of any assets other than (1) pursuant to sales occurring in the ordinary course of its business as a RIC and (2) the transfer of its assets to the Acquiring Portfolio pursuant to the Reorganization.

    (p)        Prior to the adoption of the Plan of Reorganization, neither the Target Portfolio nor any person related to the Target Portfolio has redeemed (or acquired) any shares of Target Portfolio stock except under its legal obligations under section 22(e) of the 1940 Act.

    (q)        The Acquiring Portfolio and the Target Portfolio each meets the requirements of a RIC as defined in section 368(a)(2)(F).

    (r)        The Acquiring Portfolio does not own, directly or indirectly, nor has it owned during the past five years, directly or indirectly, any shares of the Target Portfolio.

    (s)        All shares issued by the Acquiring Portfolio in the Reorganization, regardless of class designation, will be voting shares.

    (t)        During the five-year period ending on the date of the Reorganization, the Target Portfolio has not made (and will not have made) any distributions with respect to the Target Portfolio shares (other than regular and normal dividend distributions made pursuant to the Target Portfolio’s historic dividend paying practice), either directly or through any transaction, agreement, or arrangement with any other person, except for distributions described in sections 852 and 4982.

    (u)        The Acquiring Portfolio and the Target Portfolio are each engaging in the Reorganization for valid business reasons.

    (v)        Each of the separate accounts (the “Variable Accounts”) that hold shares in the Target Portfolio is registered with the Securities and Exchange Commission as a unit investment trust under the 1940 Act and is also a segregated asset account under applicable state insurance laws. Each of the Variable Accounts is administered and accounted for as part of the general business of the insurance companies that own such Variable Accounts, but its assets are not chargeable with liabilities arising from the business of any other separate account or any other business that such insurance companies may conduct. The Variable Accounts hold only assets pursuant to variable contracts described in section 817(d) and meet the diversification requirements of section 817(h). Each of the Variable Accounts is properly taxed as part of the operations of the insurance company that owns such Variable Account and is not a separate taxable entity for federal income tax purposes.

    (w)        Each of the Target Portfolio and the Acquiring Portfolio is managed in such a manner as to satisfy the diversification requirements of section 817(h) and section 1.817-5(b) of the Income Tax Regulations, and the Acquiring Portfolio will continue to be managed in such a manner following completion of the Reorganization.

    (x)        The Contracts supported by the Variable Accounts (1) permit each insurance company that owns a Variable Account to substitute shares of the Acquiring Portfolio for shares of the Target Portfolio held by the Variable Accounts, (2) will not differ materially as a result of the Reorganization, and (3) do not permit any Policyowner to direct or require the insurance companies, the Variable Accounts, or any investment company in which the Variable Accounts may invest to acquire any particular asset or investment other than the right to allocate premiums among one or more investment companies meeting the requirements of section 1.817-5 of the Income Tax Regulations.

    (y)        Other than in the case of investors permitted under section 1.817-5(f)(3) of the Income Tax Regulations, (1) all the shares of the Target Portfolio and the Acquiring Portfolio are held (and will continue to be held) by separate accounts of one or more life insurance companies and (2) public access to those Portfolios is available (and will continue to be available) exclusively through the purchase of a Contract.

Opinion

        Based on our analysis of the Code, the Income Tax Regulations promulgated under the Code, case law, published and private rulings of the Internal Revenue Service, and other relevant legal authority, and in view of the facts summarized above and the representations set forth above, it is our opinion that the following federal income tax consequences will result from the Reorganization:

    1.        The Reorganization will constitute a “reorganization” within the meaning of section 368(a), and the Target Portfolio and the Acquiring Portfolio each will be a “party to a reorganization” within the meaning of section 368(b).

    2.        No gain or loss will be recognized by the Target Portfolio (i) on the transfer of its assets to the Acquiring Portfolio in exchange solely for shares of the Acquiring Portfolio and the Acquiring Portfolio’s assumption of the specified liabilities of the Target Portfolio and (ii) the subsequent distribution by the Target Portfolio of those shares to the shareholders of the Target Portfolio. Section 361.

    3.        No gain or loss will be recognized by the Acquiring Portfolio on receipt of the assets transferred to it by the Target Portfolio in exchange for shares of the Acquiring Portfolio and the assumption of the specified liabilities of the Target Portfolio. Section 1032.

    4.        The Acquiring Portfolio’s basis in the assets received from the Target Portfolio will be the same as the Target Portfolio’s basis in those assets immediately prior to the Reorganization. Section 362(b).

    5.        The Acquiring Portfolio’s holding period for the transferred assets will include the Target Portfolio’s holding period therefor. Section 1223(2).

    6.        No gain or loss will be recognized by the shareholders of the Target Portfolio on the exchange of their shares of the Target Portfolio solely for shares of the Acquiring Portfolio. Section 354.

    7.        A Target Portfolio shareholder’s basis in the shares of the Acquiring Portfolio received in the Reorganization will be the same as the adjusted basis of the shares of the Target Portfolio surrendered in exchange therefor. Section 358.

    8.        A Target Portfolio shareholder’s holding period in the shares of the Acquiring Portfolio received in the Reorganization will include the shareholder’s holding period for the shares of the Target Portfolio surrendered in exchange therefor, provided such Target Portfolio shares were held as capital assets on the Closing Date. Section 1223(l).

    9.        The Acquiring Portfolio will succeed to and take into account the items of the Target Portfolio described in section 381(c), including any earnings and profits, or deficit therein, of the Target Portfolio as of the date of the Closing Date, subject to the conditions and limitations specified in sections 381, 382, 383, and 384.

    10.        No gain or loss will be recognized by the Policyowners as a result of the Reorganization. Rev. Rul. 82-54, 1982-1 C.B. 11.

_________________

        We are furnishing this opinion letter solely for the benefit of the Fund, including the Target Portfolio and the Acquiring Portfolio thereof, the board of directors of the Fund, the shareholders of each of those two Portfolios, and the Policyowners, and this letter is not to be used, circulated, or quoted for any other purpose without our written consent. Our opinion reflects our interpretation of the provisions of the Code as in effect as of the date hereof. Our opinion is limited to the federal income tax consequences of the Reorganization, and we express no opinion regarding any state, local, foreign or other tax or nontax consequences. Absent your written request, we will revise or update this letter to reflect subsequent changes in law only through the Closing Date.

Sincerely yours, /s/ Sutherland Asbill & Brennan LLP SUTHERLAND ASBILL & BRENNAN LLP

1 Although this opinion letter was executed on January 10, 2003, it is dated as of April 26, 2002, and reflects our opinions as of that date. Consistent therewith, it is drafted in a forward-looking manner even though executed after the close of the transactions discussed herein. We are not aware of any facts or other information that would cause our opinions as reflected herein to change.

2 The distribution will be accomplished by establishing new accounts on the shareholder records of the Acquiring Portfolio in the name of each Target Portfolio shareholder, with each new account being credited with the respective pro rata number of Acquiring Portfolio shares due the shareholder based on the relative net asset values per share as of the Closing Date. All shares of Target Portfolio stock will be redeemed/canceled.

3 Unless otherwise indicated, all section references are to the Internal Revenue Code of 1986, as amended (the “Code”).